Filed by Digital Generation, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer’s SEC File No.: 001-35643

Date: January 24, 2014

MEMORANDUM

To:                                       Participants in the Digital Generation, Inc. 2006 Employee Stock Purchase Plan (“ESPP”)

From:                         Digital Generation, Inc. (“DG”)

Re:                                       Effect of Spinoff and Merger Transactions on ESPP

Date:                            January 24, 2014

OVERVIEW

As you know, DG has entered into a Merger Agreement, subject to stockholder approval, by which it will sell its legacy television and radio ads business to Extreme Reach (the “Merger”).  The online business will emerge as a new public company owned by DG shareholders (“The New Online Company”).  This separation of the online business from DG is referred to as the “Spinoff Transaction,” and will occur immediately prior to the Merger.  The Merger and the Spinoff Transaction are referred to herein as the “Transactions.”  The Transactions are currently expected to close during February 2014, but there is no assurance that they will occur within this time period or at all.

As a current participant in the ESPP, you are affected by the Transactions.  This memo briefly describes the Transactions and their effect on your participation in the ESPP.

EFFECT OF TRANSACTIONS ON ESPP

Under the terms of the Merger Agreement and the ESPP, as a result of the Transactions, the ESPP will be terminated as of the close of business on January 30, 2014 (the “Termination Date”), in accordance with the ESPP’s terms.  The current Offering Period (as defined in the ESPP) will be shortened, such that the current Offering (as defined in the ESPP) will be completed on the Termination Date.  Following the final purchase of stock under the ESPP on the Termination Date, the ESPP will be terminated and all deductions for employees will be automatically stopped.

On the Termination Date, the cash amount in your ESPP plan account, including all contributions you have made to purchase shares of DG common stock under the ESPP for the current Offering Period, will be used to purchase whole shares of DG common stock in accordance with the terms of the ESPP.  The purchase price will be 95% of the closing price per share of DG common stock on the Termination Date.  Any remaining cash amount will be refunded to you, without interest, in your next paycheck.

All shares of DG common stock that you purchase under the ESPP on the Termination Date will then be converted into the right to receive the redemption and merger consideration received by other holders of DG common stock upon the consummation of the Transactions. This consideration will consist of, for each share of DG common stock, one share of The New Online Company common stock and, on behalf of Extreme Reach, approximately $3.00 in cash, without interest and less applicable withholding taxes.

The shares of DG common stock purchased under the ESPP on the Termination Date will be issued to you in book-entry form, meaning that you will not receive an actual stock certificate.  Instead, the shares will be registered in your name with Computershare, DG’s transfer agent.  The shares can then be transferred to a brokerage account of your choosing.  You will receive further instructions on the steps you will need to take to receive your consideration closer to the closing of the Transactions.

You may have income as a result of the redemption and merger consideration payable in respect of the shares of DG common stock purchased on your behalf under the ESPP.  For more information, please see the discussion of the taxation of the holders of DG common stock as a result of the Transactions in the Proxy Statement (as defined below).

WHERE TO OBTAIN MORE INFORMATION

We hope this memorandum has answered your questions regarding your participation in the ESPP. Should you wish to discuss any of these matters further, please feel free to contact Elaine Locke at (972) 581-2079 or elocke@dgit.com.

DG filed with the SEC on January 13, 2014 and mailed on or about January 13, 2014 to its stockholders of record as of January 3, 2014, a proxy statement in connection with the Merger (the “Proxy Statement”).  Accompanying the Proxy Statement is an information statement filed by The New Online Company, a newly-formed subsidiary of DG (the “Information Statement).  The Proxy Statement and Information Statement contain important information about DG, The New Online Company, the Transactions and related matters.  Investors and security holders are urged to read the Proxy Statement, Information Statement and any other relevant documents carefully.

Investors and security holders will be above to obtain free copies of the Proxy Statement, Information Statement and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement and Information Statement from DG by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

DG and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the transactions contemplated by the Merger Agreement.  Information regarding DG’s directors and executive officers is contained in DG’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed Transactions, the expected timing for completing the proposed Transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed Transactions and any other statements about DG’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed Transactions; the ability to obtain the requisite stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the Transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of the announcement of the Transactions or consummation of the Transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the Transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in DG’s Annual Report on Form 10-K for the year ended December 31, 2012. In addition, any forward-looking statements represent DG’s estimates only as of the date hereof and should not be relied upon as representing DG’s estimates as of any subsequent date. DG disclaims any intention or obligation to update the forward-looking statements to reflect subsequent events or circumstances or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

Additional Information and Where To Find It

The Company filed with the SEC on January 13, 2014 and mailed on or about January 13, 2014 to the Company’s stockholders of record as of January 3, 2014, a proxy statement in connection with the merger transaction (the “Proxy Statement”). Accompanying the Proxy Statement is an information statement filed by The New Online Company, a newly-formed subsidiary of the Company (the “Information Statement”). The Proxy Statement and Information Statement contain important information about the Company, The New Online Company, the merger and related matters. Investors and security holders are urged to read the Proxy Statement, Information Statement and any other relevant documents carefully.

Investors and security holders will be able to obtain free copies of the Proxy Statement, Information Statement and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement and Information Statement from the Company by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the transactions contemplated by the merger agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transactions, the expected timing for completing the proposed transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed transactions and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of the announcement of the transactions or consummation of the transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. In addition, any forward-looking statements represent the Company’s estimates only as of the date hereof and should not be relied upon as representing the Company’s estimates as of any subsequent date. The Company disclaims any intention or obligation to update the forward-looking statements to reflect subsequent events or circumstances or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.